SECU 05036952 MISSION

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 28 2005
WASH, D.C. 213

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SEC FILE NUMBER
8 - 46258

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Reliant Trading

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3600 South Lake Drive
(No. and Street)

St. Francis	Wisconsin	53235
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph Lucas (414) 294-7000
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name -- *if individual, state last, first, middle name*)

3 Becker Farm Road	Roseland	New Jersey	07068
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED
MAR 15 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

OATH OR AFFIRMATION

I, Joseph Lucas, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Reliant Trading, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RELIANT TRADING
(A Partnership)

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2004

RELIANT TRADING
(A Partnership)

CONTENTS

85 Livingston Avenue
Roseland, NJ 07068-1785
973-994-6666/Fax 973-994-0337
www.rkco.com

New York • Roseland • Beverly Hills • San Francisco • Walnut Creek • Dallas • Denver • Cayman Islands

Rothstein, Kass & Company, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Partners of Reliant Trading (A Partnership)

We have audited the accompanying statement of financial condition of Reliant Trading (A Partnership), including the condensed schedule of investments, as of December 31, 2004. This statement of financial condition is the responsibility of the Managing General Partner of Reliant Trading (A Partnership). Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by the Managing General Partner, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Reliant Trading (A Partnership) as of December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
January 28, 2005

RELIANT TRADING
(A Partnership)

STATEMENT OF FINANCIAL CONDITION

December 31, 2004

ASSETS		
Investments in securities, at market (cost $889,901,115)	$	919,967,719
Due from broker		5,379,390
Dividends and interest receivable		6,909,385
Other assets		134,622
	$	932,391,116
LIABILITIES AND PARTNERS' CAPITAL		
Liabilities		
Securities sold short, at market (proceeds $366,031,899)	$	396,075,346
Due to broker		297,952,767
Accrued expenses		3,180,367
Management fee payable		684,183
Total liabilities		697,892,663
Partners' capital		234,498,453
	$	932,391,116

See accompanying notes to financial statements.

RELIANT TRADING
(A Partnership)
CONDENSED SCHEDULE OF INVESTMENTS

December 31, 2004

	Number of Shares / Face Value	Percentage of Partners' Capital		Market Value
Investments in securities, at market				
Common Stocks				
Basic Materials		8.2 %	$	19,155,266
Capital Goods-Manufacturing		14.9		34,926,620
Consumer Cyclical				
AMR Corp.	6,063,400	28.3		66,393,624
Delta Airlines	3,575,150	11.4		26,742,122
Other		21.5		50,394,349
Consumer Non-Cyclical				
Altria Group Inc.	20,000	0.5		1,222,000
Other		21.0		49,157,520
Energy		10.2		23,856,938
Finance		15.6		36,578,321
Index				
S & P 500 Depositary Receipt	151,250	7.8		18,281,588
Other		0.4		940,375
Media		11.8		27,774,118
Technology		6.2		14,590,278
Telecommunication				
Lucent Technologies Inc.	3,000,281	4.8		11,280,757
Other		17.0		39,946,407
Other		8.1		18,888,028
Total common stocks (cost $400,240,984)		187.7		440,128,311
Convertible Bonds				
Capital Goods-Manufacturing				
Eastman Kodak 3.375% CB 10/15/33	11,200,000	5.9		13,832,000
Other		0.0		542
Other		3.6		8,415,625
Total convertible bonds (cost $21,290,604)		9.5		22,248,167

See accompanying notes to financial statements.

RELIANT TRADING

(A Partnership)

CONDENSED SCHEDULE OF INVESTMENTS (CONTINUED)

December 31, 2004

	Face Value	Percentage of Partners' Capital	Market Value
Corporate Bonds			
Consumer Cyclical			
Delta Airlines 7.9% Bond	13,875,000	3.4 %	$ 7,978,125
Delta Airlines 10.125% Bond	3,290,000	0.8	1,941,100
Delta Airlines 8.3 12/15/29	275,000	0.1	119,625
UAL Corp 9.0% BD 12/15/03 Boxed	1,200,000	0.0	72,000
UAL Corp 9.75% BND,08/15/21	1,200,000	0.0	72,000
UAL Corp 10.67% BND 05/01/04	800,000	0.0	48,000
AMR Corp 10.05% BD 3/7/2006	30,000	0.0	26,400
Government			
Tobacco NY Inc 5.5% Bond	16,060,000	7.5	17,572,691
Other		5.4	12,595,011
Other		6.6	15,490,761
Total corporate bonds (cost $48,760,088)		23.8	55,915,713
Municipal Bonds			
Consumer Cyclical			
Dallas Fort 7.25 11/01/30	16,260,000	5.0	11,654,518
Chicago O'Hare 6.3% 05/01/16	32,525,000	3.4	8,049,938
Chicago O'Hare 6.375% 11/01/35	23,580,000	3.4	8,017,200
Chicago O'Hare 6.1% 11/01/35	15,875,000	1.7	3,929,063
Chicago Ill 6.45% 05/01/2018	5,100,000	1.2	2,758,386
Chicago O'Hare 5.35% 09/01/16	10,448,000	1.1	2,585,880
Chicago O'Hare 5.8% 11/01/35	4,800,000	0.7	1,632,000
Chicago O'Hare 5.2% 04/01/11	4,610,000	0.5	1,140,975
Chicago O'Hare 6.75% 11/01/11	4,468,000	0.5	1,105,830
Denver United 6.875% 10/1/32	15,000	0.0	12,113
Other		2.3	5,434,938
Consumer Non-Cyclical			
Tobacco STLMT 6.625% 06/01/32	22,505,000	9.5	22,320,234
Government			
Tobac 5-18 5.50% 06/01/19	20,000,000	9.4	21,959,400
Golden ST TOB 5.0% 6/01/43	20,000,000	8.6	20,245,400
Atlanta GA ARPT 5% 01/01/2033	18,550,000	8.1	18,957,729
California Muni 5.5% 04/01/2030	17,500,000	8.0	18,812,325
Tobacco NY 5.5% 6/1/2017	14,950,000	7.0	16,346,928
Golden ST TOB 5.0% 6/01/43	15,000,000	6.5	15,184,050
California ST 5.25% 04/01/2034	10,500,000	4.7	10,912,020
California Muni 5.5% 04/01/2028	7,000,000	3.2	7,552,440
Tobac 5.50% 06/01/18	4,000,000	1.9	4,391,880
Other		39.7	93,222,938
Other		0.0	100,674
Total municipal bonds (cost $278,680,193)		126.4	296,326,859

See accompanying notes to financial statements.

December 31, 2004

	Number of Shares	Percentage of Partners' Capital	Market Value
Options			
Capital Goods-Manufacturing			
EK various calls		0.1 %	$ 129,494
EK Jan '06 Puts @ $25	400	0.0	40,000
Other		1.7	4,081,978
Consumer Cyclical			
AMR various calls		2.8	6,497,080
DAL various calls		2.5	5,914,358
AMR various puts		1.6	3,647,200
UAL7 Jan '05 Puts @ $5	3,500	0.6	1,295,000
DAL various puts		0.2	549,508
Other		2.3	5,496,112
Consumer Non-Cyclical			
MO various calls		3.7	8,726,168
Other		1.2	2,856,820
Energy		5.3	12,498,977
Telecommunication			
Lucent various puts		3.3	7,627,500
Other		0.7	1,534,802
Other		6.0	14,212,913
Total options (cost $118,002,582)		32.0	75,107,910
Preferred Stocks			
Consumer Cyclical		5.2	12,196,209
Other		3.2	7,403,138
Total preferred stocks (cost $21,182,973)		8.4	19,599,347
Warrants			
Other (cost $1,743,691)		4.5	10,641,412
Total investments in securities (cost $889,901,115)		392.3 %	$ 919,967,719

See accompanying notes to financial statements.

December 31, 2004

The geographical categorization by country of issuer of the value of investments is as follows:

	Percentage of Market Value	Market Value
United States (cost $870,935,942)	97.7 %	$ 899,310,661
China (cost $8,934,432)	1.1	9,638,750
Canada (cost $8,727,594)	1.0	9,405,906
Other (cost $1,303,147)	0.2	1,612,402
Total (cost $889,901,115)	100.0 %	$ 919,967,719

See accompanying notes to financial statements.

December 31, 2004

	Number of Shares / Face Value	Percentage of Partners' Capital	Market Value
Securities sold short, at market			
Common Stocks			
Basic Materials		10.6 %	$ 24,892,691
Capital Goods-Manufacturing			
Eastman Kodak Co.	315,040	4.3	10,160,040
Other		13.7	32,106,914
Consumer Cyclical			
AMR Corp	32,723	0.2	358,314
Delta Airlines	30,126	0.1	225,342
Other		24.8	58,126,008
Consumer Non-Cyclical			
Altria Group Inc.	42,135	1.1	2,574,449
Other		25.8	60,554,915
Energy		12.4	29,033,114
Finance		23.2	54,431,821
Index			
S & P 500 Depositary Receipt	6,299	0.3	761,360
Other		1.1	2,523,692
Media		6.6	15,416,822
Technology		6.3	14,831,121
Telecommunication		15.4	36,081,118
Other		5.4	12,756,089
Total common stocks (proceeds $320,341,625)		151.3	354,833,810
Convertible Bonds			
Other (proceeds $953,250)		0.4	882,000
Corporate Bonds			
Consumer Cyclical			
AMR Corp 4.25% 144A	1,875,000	0.7	1,687,500
UAL Corp 9.0% BND 12/15/03	2,300,000	0.1	138,000
Other		3.1	7,219,000
Media		2.3	5,390,980
Other		8.3	19,621,386
Total corporate bonds (proceeds $31,679,606)		14.5	34,056,866

See accompanying notes to financial statements.

RELIANT TRADING

(A Partnership)

CONDENSED SCHEDULE OF INVESTMENTS (CONTINUED)

December 31, 2004

	Number of Shares	Percentage of Partners' Capital		Market Value
Options				
Consumer Cyclical				
AMR various puts		0.3 %	$	637,763
DAL various puts		0.1		113,072
DAL Jan '05 calls @ $7.5	943	0.0		32,996
UAL7 Jan '05 calls @ $5	3,500	0.0		17,500
AMR Jan '05 Calls @ $20	3,000	0.0		15,000
Other		0.1		255,161
Telecommunication				
Lucent various calls		0.1		126,345
Other		0.6		1,307,848
Other		0.5		1,236,985
Total options (proceeds $10,452,679)		1.6		3,742,670
Preferred Stock				
Other (proceeds $2,604,739)		1.1		2,560,000
Total securities sold short (proceeds $366,031,899)		168.9 %	$	396,075,346

The geographical categorization by country of issuer of the value of securities sold short is as follows:

	Percentage of Market Value		Market Value
United States (proceeds $349,869,972)	95.7 %	$	378,775,778
Canada (proceeds $11,269,099)	3.0		11,986,249
Other (proceeds $4,892,828)	1.3		5,313,319
Total (proceeds $366,031,899)	100.0 %	$	396,075,346

See accompanying notes to financial statements.

1. Nature of operations and summary of significant accounting policies

Nature of Operations

Reliant Trading (the "Partnership"), a Wisconsin partnership, commenced operations on October 1, 1994. The Partnership is a broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Partnership's principal operations consist of trading and investing in securities for its own account. On July 1, 2004, Stark Onshore Management, LLC ("Managing General Partner") replaced Staro Asset Management, L.L.C. as the Managing General Partner of the Partnership.

Basis of Presentation

These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America.

Valuation of Investments in Securities and Securities Sold Short

The Partnership values investments in securities and securities sold short that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the period. Investments not so listed are valued at the mean between the last reported "bid" and "asked" prices. Convertible securities are valued at their conversion value, if such value more accurately represents the price obtainable for the security. If the securities constitute a block which, in the judgment of the Managing General Partner, could not be liquidated in a reasonable time without depressing or inflating the market, such block may be valued by the Managing General Partner, provided that such value does not exceed, for a long position, or fall below, for a short position, the quoted market price of such security.

Financial Instruments

In the normal course of business, the Partnership utilizes derivative financial instruments in connection with its proprietary trading activities. The Partnership records its derivative activities at market or fair value. Gains and losses from derivative financial instruments are included in net gain (loss) on investments in the statement of operations.

Translation of Foreign Currency

Assets and liabilities denominated in foreign currencies are translated into U.S. dollar amounts at the period end exchange rates. Purchases and sales of investments, and income and expenses, that are denominated in foreign currencies, are translated into U.S. dollar amounts on the transaction date. Adjustments arising from foreign currency transactions are reflected in the statement of operations.

The Partnership does not isolate that portion of the results of operations arising from the effect of changes in foreign exchange rates on investments from fluctuations from changes in market prices of investments held. Such fluctuations are included in net gain (loss) on investments in the statement of operations.

Investment Transactions and Related Investment Income

Investment transactions are accounted for on a trade-date basis. Dividends are recorded on the ex-dividend date and interest is recognized on the accrual basis.

1. Nature of operations and summary of significant accounting policies (continued)

Income Taxes

The Partnership does not record a provision for income taxes because the partners report their share of the Partnership's income or loss on their income tax returns. The financial statements reflect the Partnership's transactions without adjustment, if any, required for income tax purposes.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Managing General Partner to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

2. Due from/to broker

Amounts due from broker may be restricted to the extent that they serve as deposits for securities sold short. Amounts due to broker represent margin borrowings that are collateralized by certain marketable securities.

In the normal course of business, all of the Partnership's marketable securities transactions, money balances and marketable security positions are transacted with a broker. The Partnership is subject to credit risk to the extent any broker with which it conducts business is unable to fulfill contractual obligations on their behalf.

3. Related party transactions

The Partnership pays a quarterly management fee in arrears to Stark & Roth, Inc., a related party. The management fee is computed at the annual rate of 1.25% and is based on the net asset value of the Partnership as of the last day of each month. Management fees for the year ended December 31, 2004, were used primarily to cover payroll costs incurred by the Partnership.

During the year ended December 31, 2004, the Partnership sold securities to two investment funds managed by affiliates of the General Partner and Partnership resulting in realized gains aggregating approximately $28,600,000.

4. Net capital requirements

The Partnership is a member of the National Association of Securities Dealers, Inc. and is subject to the Securities and Exchange Commission Uniform Net Capital rule 15c3-1. This Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, and that partners' capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2004, the Partnership's net capital was approximately $76,536,000, which was approximately $76,364,000 in excess of its minimum requirement of $172,000.

5. Exemption from rule 15c3-3

The Partnership is exempt from the Securities and Exchange Commission Rule 15c3-3 pursuant to the exemptive provision under sub-paragraph (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

6. Off-balance sheet risk

The Partnership is subject to certain inherent risks arising from its investing activities of selling securities short. The ultimate cost to the Partnership to acquire these securities may exceed the liability reflected in these financial statements. The Partnership is not exposed to this risk to the extent it holds offsetting long positions.